Exhibit 99.1

Inventiva S.A.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

Unaudited interim condensed consolidated statement of financial position

(in thousands of euros)

	Notes	As of March 31, 2021	As of December 31, 2020
ASSETS
Non-current assets
Intangible assets	4	881	935
Property, plant and equipment	5	3,172	3,282
Other non-current assets	6	2,751	1,706
Total non-current assets		6,803	5,923
Current assets
Inventories	7	375	320
Trade receivables	8.1	1	48
Tax receivables	8.2	9,078	9,028
Other current assets	8.2	8,157	17,914
Cash and cash equivalents	9	107,806	105,687
Total current assets		125,417	132,997
TOTAL ASSETS		132,220	138,920
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital	10.1	386	386
Premiums related to share capital		139,668	139 668
Reserves		(28,958)	4 777
Translation reserve		0	–
Net loss for the period		(8,840)	(33 619)
Total Shareholders’ equity	10	102,256	111,211
Non-current liabilities
Long-term debt	11	10,075	10,037
Long-term provisions	12	2,377	2,377
Provisions for retirement benefit obligations	13	1,443	1,385
Total non-current liabilities		13,896	13,800
Current liabilities
Short-term debt	11	11	18
Trade payables	14.1	8,692	6,923
Short-term provisions	12	148	130
Other current liabilities	14.2	7,219	6,838
Total current liabilities		16,068	13,908
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		132,220	138,920

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of income (loss)

(in thousands of euros, except share and per share amounts)

	Notes	Three months ended March 31, 2021	Three months ended March 31, 2020
Revenues and other income
Revenues	16	74	87
Other income	16	152	858
Total revenues and other income		226	945
Research and development expenses	17	(7,196)	(6,059)
Marketing—Business development expenses	17	(137)	(65)
General and administrative expenses	17	(2,739)	(1,546)
Other operating income (expenses)	18	(95)	(81)
Operating profit (loss)		(9,942)	(6,805)
Financial income		3,684	20
Financial expenses		(2,248)	(13)
Financial income (loss)	19	1,435	7
Income tax	20	(333)
Net loss for the period		(8,840)	(6,798)
Basic / diluted loss per share (euros/share)	22	(0.23)	(0.23)
Weighted average number of outstanding shares used for computing basic/diluted loss per share		38,602,670	29,033,063

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of comprehensive income (loss)

(in thousands of euros)

	Three months ended March 31, 2021	Three months ended March 31, 2020
Net loss for the period	(8,840)	(6,798)
Actuarial gains on retirement benefit obligations (IAS 19)	–	–
Items that will not be reclassified subsequently to profit or loss	–	–
Exchange difference on translation of foreign operations	0	–
Items that may be recycled subsequently to the net profit (loss)	0	–
Total comprehensive income (loss)	(8,839)	(6,798)

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of cash flows

(in thousands of euros)

	Notes	Three months ended March 31, 2021	Three months ended March 31, 2020
Cash flows used in operating activities
Net loss for the period		(8,840)	(6,798)
Elimination of other non-cash, non-operating income and expenses
Depreciation, amortization and provisions	4,5	304	337
Tax credits	16	(51)	(849)
Cost of net debt	11	50	1
Share-based compensation expense	10.3,10.4	16	241
Exchange gains / losses	19	(3,668)	–
Fair value variation through profit and loss	19	2,222	–
Other		–	6
Cash flows used in operations before tax, interest and changes in working capital		(9,966)	(7,063)
Decrease / (Increase) in receivables	8	(152)	(136)
Increase / (Decrease) in operating and other payables	14	1,707	150
Decrease / (Increase) in inventories	7	(55)	10
Tax credit received	1.2	–	4,167
Other		686	(707)
Tax, interest and changes in operating working capital		2,185	3,484
Net cash flows used in operating activities		(7,781)	(3,580)
Cash flows provided by (used in) investing activities
Purchases of property, plant and equipment and intangible assets	4,5	(41)	–
Disposals of property, plant and equipment and intangible assets	4,5	0	–
Decrease / (Increase) in short-term deposit accounts	8.2	7,460	–
Decrease / (Increase) in other non-current financial assets	6	(1,045)	–
Net cash flows provided by investing activities		6,374	–
Cash flows provided by (used in) financing activities
Capital increase, net of transaction costs	10.1	–	14,680
Repayment of debt	11	(13)	(34)
Repayment of lease debt	11	(4)	(14)
Net cash flows provided by (used in) financing activities		(16)	14,633
Net increase / (decrease) in cash and cash equivalents		(1,424)	11,053
Net cash and cash equivalents at beginning of period		105,687	35,840
Exchange gains / losses		3,543	–
Net cash and cash equivalents at end of period	9	107,806	46,893

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of changes in shareholders’ equity

(in thousands of euros, except share amounts)

		Share capital		Premiums
	Notes	Number of shares	Amount	related to share capital	Reserves	Translation reserve	Net profit (loss)	Shareholders’ equity
At January 1, 2021		38,630,261	386	139,668	4,777	—	(33,619)	111,211
Net income (loss) for the period		—	—	—	—	—	(8,840)	(8,840)
Other comprehensive income (loss)		—	—	—	—	0	—	0
Total comprehensive income (loss)		—	—	—	—	0	(8,840)	(8,840)
Appropriation of 2020 net income (loss)		—	—	—	(33,619)	—	33,619	—
Share-based compensation expense	10.3, 10.4	—	—	—	16	—	—	16
Treasury shares	10.2	—	—	—	(131)	—	—	(131)
At March 31, 2021		38,630,261	386	139,668	(28,958)	0	(8,840)	102,256

		Share capital		Premiums
	Notes	Number of shares	Amount	related to share capital	Reserves	Translation reserve	Net profit (loss)	Shareholders’ equity
At January 1, 2020		26,846,112	268	86,012	(14,670)	—	(30,218)	41,392
Net income (loss) for the period		—	—	—	—	—	(6,798)	(6,798)
Other comprehensive income (loss)		—	—	—	—	—	—	—
Total comprehensive income (loss)		—	—	—	—	—	(6,798)	(6,798)
Appropriation of 2019 net income (loss)		—	—	—	(30,218)	—	30,218	—
Issue of ordinary shares		3,778,338	38	14,962	—	—	—	15,000
Transaction costs		—	—	(320)	—	—	—	(320)
Exercise of BSAs/BSPCEs and AGAs	10.3, 10.4	63,300	1	—	(1)	—	—	—
Share-based compensation expense	10.3, 10.4	—	—	—	241	—	—	241
Treasury shares	10.2	—	—	—	(42)	—	—	(42)
At March 31, 2020		30,687,750	307	100,654	(44,690)	—	(6,798)	49,473

Notes to the unaudited interim condensed consolidated financial statements

Note 1.	Company information

1.1.	Company information

Inventiva is a public limited company registered and domiciled in France. Its head office is located at 50 rue de Dijon, 21121 Daix. The consolidated ﬁnancial statements of the company Inventiva include Inventiva S.A. and its subsidiary Inventiva Inc., created in January 2021 (the group designated as “Inventiva” or the “Company”).

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis, or NASH, mucopolysaccharidoses, or MPS, and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of earlier stage programs:

-	Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH.

-	Odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients at the end of 2019 and received FDA Fast Track designation in MPS VI for odiparcil, in October 2020. Based on positive feedback from the FDA to advance its lead drug candidate lanifibranor, the Company has decided to focus its clinical efforts on the development of lanifibranor in NASH and will suspend all MPS-related R&D activities. As a consequence, the Phase I/II SAFE-KIDDS clinical trial evaluating odiparcil in MPS VI children and the Phase IIa extension clinical trial with odiparcil in MPS VI patients who completed the prior iMProveS Phase IIa clinical trial will not be initiated in the first half of 2021 as initially planned. The Company will review all available options to optimize the development of its second clinical-stage asset odiparcil for the treatment of MPS VI.

-	In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program.

-	A strategic collaboration with AbbVie Inc. (“AbbVie”) in the area of autoimmune diseases. AbbVie has started the clinical development of Cedirogant (ex-ABBV 157), a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. Following the achievement of clinical proof of concept during Phase Ib clinical trial, AbbVie has decided to move the drug candidate into Phase IIb development in the second half of 2021.

Inventiva’s ordinary shares have been listed on compartment C of the Euronext Paris regulated market since February 2017 and Inventiva’s American Depositary Shares (ADSs), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

1.2.	Significant events during the first quarter of 2021

Business

On January 5, 2021, Inventiva announced design of Phase III clinical trial with lanifibranor in NASH – planned for the first half of 2021 – seeks to obtain accelerated approval in the U.S. and conditional approval in the European Union

See note 1.1 Company information

Collaboration in the field of NASH biomarkers with Professor Jérôme Boursier, M.D., Ph.D

On February 25, 2021, the Company announced its collaboration in the field of NASH biomarkers with Professor Jérôme Boursier, M.D., Ph.D, Professor of Medicine at the Faculty of Medicine of Angers University. The objective of the collaboration is to develop one or several biomarkers or a composite biomarker score to identify patients responding to lanifibranor with regards to NASH resolution and fibrosis improvement.

Ongoing tax dispute

Guarantee given to the tax authorities

On January 6, 2021, following the favorable response of the tax authorities to the request for a stay of payment of the payroll tax for fiscal years 2016 and 2017, the Company carried out a guarantee, in the form of a bank guarantee from Crédit Agricole, in the amount of €1.0 million (see Notes 12 “Provisions” and 14.2 “Other current liabilities”).

Tax audit for payroll taxes for fiscal years 2013 to 2015

On January 25, 2021 the Administrative Court of Dijon informed the Company of the dismissal of the contentious claim regarding the amounts claimed for the fiscal years 2013, 2014 and 2015. Abbott led the defense strategy under the existing agreements and decided not to conduct the appeal procedure with the Administrative Court of Lyon (Tribunal Administratif de Lyon). Furthermore, the Company decided not to conduct the appeal process itself.

On February 10, 2021 the Company requested the payment from Abbott of the €2.0 million corresponding to the maximum amount covered by the indemnity under the Additional Agreement. The entire payment was received during the first quarter of 2021 (see Note 8.2 “Other current assets and receivables”).

On February 11, 2021, the Company received formal notice to pay the amounts due to the French tax authorities under the AMR issued on August 17, 2018 for an amount of €1.9 million. As of the date of issuance of these unaudited interim condensed consolidated financial statements, in accordance with the French tax authorities, the Company paid 1.8 million euros, corresponding to the amounts due and late payment interest, including 1.3 million euros by offsetting VAT credit receivables (refer to Notes 12. “Provisions”, 14.2 “Other current liabilities” and 24. “Events after the reporting date”).

Creation of Inventiva U.S. subsidiary, Inventiva Inc.

Inventiva Inc. was incorporated in the state of New Jersey on January 5, 2021. Inventiva owns 100% of the stock of its U.S. affiliate. Inventiva Inc. will act as service provider for its parent company in the United States, including in connection with the Phase III clinical trial for lanifibranor, which is planned for the first half of 2021. The affiliate started its operations at the end of the first quarter of 2021 with the recruitment of its first employees and in particular the Chief Medical Officer (“CMO”), employee of Inventiva Inc. since April 2021.

As of March 31, 2021, the Company’s financial statements were supplemented for the first time, by consolidation of the 100% held U.S. subsidiary.

Impact of the COVID-19 pandemic

As of the date of issuance of these unaudited interim condensed consolidated financial statements, the COVID-19 pandemic did not impact significantly the Company’s business activities, financial position and operating results.

At the date of issuance of these unaudited interim condensed consolidated financial statements, the Company was not aware of any specific events or circumstances that would require it to update its estimates, assumptions and judgments or to revise the carrying amounts of its assets and liabilities. Such estimates may be adjusted as new events occur and additional information is obtained. The adjustments will be recognized in the interim financial statements as soon as the Company becomes aware of the new events or the additional information. Actual results may differ from the estimates and any differences may be material for the financial statements.

Note 2.	General principles and statement of compliance

2.1.	General principles

Following the creation of the subsidiary Inventiva Inc. in January 2021 (see note 1.2 “Significant events during the first quarter of 2021”), the Company prepares for the first time the consolidated financial statements for its quarterly closing as of March 31, 2021.

The Company has prepared these unaudited interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standard Board (“IASB”).

These unaudited interim condensed consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2021 were approved by the Board of Directors of the Company on June 22, 2021.

2.2.	Statement of compliance

These unaudited interim condensed consolidated financial statements were prepared in compliance with International Accounting Standards (IAS) 34—Interim Financial Reporting, which provides for the presentation of selected explanatory notes. The accompanying notes do not contain all the disclosures required for annual financial statements and should therefore be read in conjunction with the Company’s financial statements prepared in accordance with IFRS as of and for the year ended December 31, 2020.

For more details on the scope and the basis of consolidation, refer to Note 2.3 “Basis of consolidation” below.

IFRS basis adopted

The accounting policies applied by the Company in the preparation of the unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2021 are identical to those used in the annual financial statements prepared in accordance with IFRS as of and for the year ended December 31, 2020, with the exception of specific provisions for the preparation of unaudited interim condensed consolidated financial statements as described below.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2021

The application of standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2021 had no significant impact on the Company’s financial statements as of March 31, 2021. They primarily concern:

-	Amendments to IFRS 9, IAS 39 and IFRS 7, IFRS 4 and IFRS 16 related to interest rate benchmark reform – Phase 2.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

No standards, amendments to existing standards or interpretations had been published but were not yet applicable as of March 31, 2021, that may have significant impact on the Company’s financial statements.

2.3. Basis of consolidation

•	Accounting policy

In accordance with IFRS 10 Consolidated Financial Statements, an entity (subsidiary) is consolidated when it is controlled by the company (the parent).

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date the control ceases.

All intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries are consistent with the policies adopted by the parent.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of income (loss), statement of comprehensive income (loss), statement of changes in shareholders’ equity and statement of financial position respectively.

•	Consolidated entity

As of March 31, 2021, the scope of consolidation consists of two entities, the parent, Inventiva S.A. and its subsidiary 100% owned, Inventiva Inc., for which no non-controlling interest is recognized.

	Date of incorporation	Percent of Ownership Interest	Accounting Method
INVENTIVA Inc.	01/05/2021	100%	Fully Consolidated

2.4 Foreign currency translation

•	Functional and presentation currency

The Company’s consolidated financial statements are presented in euros, which is also the functional currency of the parent company, INVENTIVA S.A. The functional currency of INVENTIVA Inc. is the U.S. dollar. All amounts presented in these notes to the financial statements are denominated in euros unless otherwise stated.

•	Translation of financial statements into presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into euros, the presentation currency, as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

•	Income and expenses for each statement of income (loss) and statement of comprehensive income (loss) are translated at average exchange rates (which is an approximate value of the exchange rate on the transaction date in the absence of significant fluctuations. Income and expenses are translated at the transaction dates if the exchange rate fluctuate significantly.), and

•	All resulting exchange differences are recognized in other comprehensive income.

Exchange rate (USD per EUR)	As of March 31, 2021
Average exchange rate for the period	1,20
Exchange rate at period end	1,17

Note 3.	Accounting principles

3.1.	Use of estimates and judgment

The preparation of financial statements requires management to make judgments and estimates and apply assumptions that can affect the carrying amounts of assets, liabilities, income and expenses, as well as the information presented in the accompanying notes. Actual reported values may differ from the accounting estimates made.

The material judgments and main estimates used by management when applying the Company’s accounting policies in the preparation of these unaudited interim condensed consolidated financial statements are identical to those described in the annual financial statements prepared in accordance with IFRS for the year ended December 31, 2020.

The COVID-19 pandemic has not led to any material changes in the estimates or judgements made by management in the preparation of the Company’s unaudited interim condensed consolidated financial statements.

3.2.	Fair value measurement

Financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Unobservable inputs for the asset or liability.

The table below presents the financial assets and liabilities of the Company measured at fair value at March 31, 2021 and at December 31, 2020:

At March 31, 2021 (amounts in thousands of euros)	Level 1	Level 2	Level 3
Assets
Financial assets at fair value through profit or loss
Foreign currency forwards (1)	—	12	—
Total assets	—	12	—
Foreign currency forwards (1)	—	443	—
Total liabilities	—	443	—

(1)	The valuation of the instrument is estimated based on observable market parameters. The instrument is not directly listed on a market.

At December 31, 2020 (in thousands of euros)	Level 1	Level 2	Level 3
Assets
Financial assets at fair value through profit or loss
Foreign currency forwards (1)		1,791	—
Total assets	—	1,791	—
Foreign currency forwards	—	—	—
Total liabilities	—	—	—

(1)	The valuation of the instrument is estimated based on observable market parameters. The instrument is not directly listed on a market.

3.3.	Specific disclosure requirements for interim financial statements

Seasonality of operations

The Company’s operations are not subject to material seasonal fluctuations.

Income tax

Income tax is recognized in the financial statements for each interim period. The amount corresponds to a best estimate calculated by applying the expected weighted average tax rate for the entire year.

The income tax amount recorded as due for an interim period may have to be adjusted in the subsequent interim period of the same year if the estimated annual average tax rate changes.

Note 4.	Intangible assets

(in thousands of euros)	March 31, 2021	December 31, 2020
Intangible assets, gross	3,674	3,674
Amortization and impairment	(2,794)	(2,739)
Intangible assets, net	881	935

Note 5.	Property, plant and equipment

(in thousands of euros)	March 31, 2021	December 31, 2020
Property, plant and equipment, gross	9,838	9,810
Depreciation and impairment	(6,667)	(6,528)
Property, plant and equipment, net	3,171	3,282

Note 6.	Other non-current assets

(in thousands of euros)	March 31, 2021	December 31, 2020
Long-term deposit accounts	2,743	1,698
Security deposits	8	8
Other non-current assets	2,751	1,706

As of March 31, 2021, long-term deposit accounts are increased by €1.0 million corresponding to a guarantee to the tax authorities following the request for a stay of payment of the payroll tax for fiscal years 2016 and 2017 (Refer to Notes 12 “Provisions” and 14.2 “Other current liabilities”).

Note 7.	Inventories

(in thousands of euros)	March 31, 2021	December 31, 2020
Laboratory inventories	408	353
Inventories write-down	(33)	(33)
Total inventories	375	320

Note 8.	Trade receivables and other current assets and receivables

8.1.	Trade receivables

(in thousands of euros)	March 31, 2021	December 31, 2020
3 months or less	1	48
Between 3 and 6 months	–	–
Between 6 and 12 months	–	–
More than 12 months	–	–
Trade receivables	1	48

The average payment period is 30 days.

8.2.	Other current assets and receivables

(in thousands of euros)	March 31, 2021	December 31, 2020
CIR	9,063	9,012
Other	16	16
Tax receivables	9,078	9,028
Prepaid expenses	4,510	3,313
Short-term deposit accounts	-	7,336
Current accrued income	92	2,000
Foreign currency forwards - Assets	12	1,791
Liquidity agreement - Cash	897	1,029
Sales tax receivable	2,256	1,625
Other receivables	390	821
Other current assets	8,157	17,914
Other current assets and receivables	17,235	24,942

As of December 31, 2020, short-term deposit accounts corresponded to short-term deposit accounts in U.S. dollars contracted with Société Générale and Crédit Agricole. They are fully settled in the first quarter of 2021 and are reclassified as cash and cash equivalents at March 31, 2021.

As of December 31, 2020, current receivables corresponded entirely to receivables from the Abbott group recorded following the tax audit for fiscal years 2013, 2014, 2015. The settlement for an amount of 2.0 million euros was received during the first quarter of 2021 (refer to notes 1.2 “Significant events during the first quarter of 2021” and 12 “Provisions”).

Foreign currency forwards correspond to the fair value of the contract that has been subscribed by the Company with Crédit Agricole to protect the value of investments in U.S. dollars against fluctuations in the exchange rate between the euro and the U.S. dollars up to $20 million. (refer to note 21.2 “Commitments related to financing activities”).

Note 9.	Cash and cash equivalents

(in thousands of euros)	March 31, 2021	December 31, 2020
Other cash equivalents (1)	955	12,001
Cash at bank and at hand	106,852	93,686
Cash and cash equivalents	107,806	105,687

(1)	Other cash equivalents correspond to short-term bank deposits at Société Générale and Crédit Agricole.

As of March 31, 2021, short-term deposit accounts in U.S. dollars are reclassified as cash following the end of contracts in the first quarter of 2021.

Note 10.	Shareholders’ equity

10.1.	Share capital

The share capital is set at €386 thousand at March 31, 2021 divided into 38,630,261 fully authorized, subscribed and paid-up shares with a nominal value of €0.01.

There was no change in share capital during the first three months of 2021.

Movements related to BSA share warrants plans and AGA bonus shares award plans are described in Notes 10.3, “Share warrants plans” and 10.4, “Bonus share award plans”.

10.2.	Liquidity agreement

On January 19, 2018, the Company entered into a new liquidity agreement with Kepler Cheuvreux, replacing the previous liquidity agreement with Oddo BHF, for a period of 12 months renewable by tacit agreement. Under the terms of the agreement, the investment services provider (ISP) is authorized to buy and sell Inventiva treasury shares without interference from the Company in order to ensure the liquidity of the shares on the Euronext market.

The liquidity agreement with Kepler Chevreux was extended for a new period of 12 months from January 1, 2021.

At March 31, 2021, treasury shares acquired by Inventiva through its ISP, as well as the gains or losses resulting from share purchase, sale, issue and cancellation transactions during the first quarter of 2021, were accounted for as a deduction from equity. Consequently, these transactions had no impact on the Company’s results.

10.3.	Share warrants plans

Share-based payments correspond to:

●	BSPCE founder share warrants granted to the Company’s employees in 2013 and 2015;
●	BSA share warrants granted to Company directors in 2017, with a subscription price set at €0.53;
●	BSA share warrants granted to Company service providers in 2018, with a subscription price set at €0.48;
●	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.18; and
●	BSA share warrants granted in 2020 to David Nikodem, a member of Sapidus Consulting Group LLC and to Jeremy Goldberg, a member of PG Heatlhcare LLC, service providers of Inventiva, with a subscription price set at €0.29.

Characteristics of BSPCE share warrants plans and BSA share warrant plans

At January 1, 2021, 88 BSPCE share warrants were outstanding. Each BSPCE share warrant corresponds to 100 shares. They are exercisable until December 31, 2023, after which date they will be forfeited.

At January 1, 2021, five BSA share warrant plans were outstanding: BSA 2017, BSA 2018, BSA 2019, BSA 2019 bis and BSA 2019 ter.

The BSPCE and BSA share warrant plans are described in the Note 10.3 “Share warrants plans” of the 2020 annual financial statements.

No share warrants plan has been attributed in the first quarter of 2021.

BSA and BSPCE share warrant movements during the three-months ended March 31, 2020 (in number of shares issuable upon exercise)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2021	Issued	Exercised	Forfeited	Outstanding at March 31, 2021	Number of shares exercisable
BSPCE—2013 plan	December 13, 2013	0.59	8,800	-	-	-	8,800	8,800
Total BSPCE			8,800	-	-	-	8,800	8,800
BSA—2017 plan	May 29, 2017	6.67	130,000	-	-	-	130,000	130,000
BSA—2018 plan	December 14, 2018	6.07	116,000	-	-	-	116,000	77,334
BSA—2019 plan	June 28, 2019	2.20	10,000	-	-	-	10,000	10,000
BSA—2019 Bis plan	March 9, 2020	3.68	10,000	-	-	-	10,000	10,000
BSA—2019 Ter plan	March 9, 2020	3.68	36,000	-	-	-	36,000	12,000
Total BSA			302,000	-	-	-	302,000	239,334
			310,800	-	-	-	310,800	248,134

At March 31, 2021, a total of 88 BSPCE share warrants (or 8,800 shares issuable upon exercise) and 302,000 BSA share warrants were outstanding, corresponding to an aggregate of 310,800 shares issuable upon exercise.

10.4.	Bonus share award plans

At January 1, 2021, only the bonus share award plan AGA 2019-1 was in effect. The plan is described in the 2020 annual financial statements.

No bonus share award plan has been attributed in the first quarter of 2021.

Bonus share movements during the three-months ended March 31, 2021 (in number of shares issuable upon exercise)

Type	Grant date	Stock price at grant date (in euros)	Outstanding at January 1, 2021	Issued	Exercised	Forfeited	Outstanding at March 31, 2021	Number of shares exercisable
AGA—2019-1 plan	June 28, 2019	2.00	29,100	-	-	-	29,100	29,100
			29,100	-	-	-	29,100	29,100

At March 31, 2021, a total of 29,100 AGA bonus shares were outstanding without any change over the period. AGA 20191 bonus shares are exercisable from June 28, 2021 to no later than June 28, 2022, subject to continued employment.

Share-based payments with respect to AGA bonus shares and BSA warrant shares totaled €16 thousand in first three months 2021 versus €241 thousand in first three months 2020, and were recognized in personnel costs (see Note 18.1, “Personnel costs and headcount”).

Note 11.        Debt

(in thousands of euros)	March 31, 2021	December 31, 2020
Bank borrowings	9,979	9,992
Other loans and similar borrowings(1)	87	62
Lease liabilities	20	2
Total debt	10,086	10,055

(1)       Consists of accrued interests

Debt mainly corresponds to three loans taken out from a syndicate of French banks, in the form of the loans guaranteed by the French State for a total amount of €10.0 million. These loans were obtained in May 2020 and matured initially in May 2021. In accordance with the provisions put in place by the State in the context of the COVID-19 health crisis, the Company decided to extend the franchise period until September 2022. The amendments provide that repayments will be spread over four years from September 2022.

The breakdown between long-term and short-term debt as at March 31, 2021 is as follows:

March 31, 2021 (in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bank borrowings	0	4,347	5,033	628
Other loans and similar borrowings	3	84	—	—
Lease liabilities	7	13	—	—
Total long-term debt	11	4,444	5,033	628

The maturity of long-term debt and of short-term borrowings and debt is determined according to repayment estimates as at December 31, 2020.

December 31, 2020 (in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bank borrowings	13	9,979	—	—
Other loans and similar borrowings	3	59	—	—
Lease liabilities	2	—	—	—
Total long-term debt	18	10,037	—	—

Change in the period breaks down as follows:

(in thousands of euros)
January 1, 2021	10,055
Increase of lease liabilities	22
Repayment of bank borrowings	(13)
Repayment of lease liabilities	(4)
Capitalized interests	25
March 31, 2021	10,086

Note 12.        Provisions

(in thousands of euros)	January 1, 2021	Additions	Reclassification	March 31, 2021
CIR 2013-2015	1 497	—	—	1 497
CIR 2017	880	—	—	880
Long-term provisions	2,378	—	—	2,378
Payroll taxes 2016-2018	130	18	—	148
Short-term provisions	130	18	—	148
Total Provisions	2,507	18	—	2,525

Provisions booked at March 31, 2021 relate to the findings of the tax audit on the CIR in respect of the period from January 1, 2013 to December 31, 2017 and to the potential additional late interest on the payroll taxes in respect of the period from the AMR receipt to March 31, 2021.

Payroll taxes

Context until the year ended December 31, 2020

In 2020, the Company continued to contest the Notice of Recovery (AMR) with regard to the payroll tax for fiscal years 2016, 2017 and 2018 for an amount of €1.3 million (including penalties and late payment interest). On June 16, 2020, the Company received a response from the French tax authorities, granting it a concession with respect to the disputed payroll taxes for fiscal year 2018.

On October 30, 2020, the Company received the Notice of Recovery (AMR) related to the payroll taxes for the taxable year 2016 and 2017 requesting the payment of €1.2 million (mark-up and delays interests as of December 31, 2019 included). A contentious claim with a request for a suspension of payment was sent by Inventiva on December 8, 2020. The tax authorities responded favorably to the request subject to the constitution of a guarantee in the amount of €1.0 million.

On January 25, 2021, the Company received an unfavorable judgement from the Administrative court of Dijon, rejecting the Company’s request, filed on September 2, 2019, on the cancellation of the tax reassessment related to 2013, 2014 and 2015.

Thus, as of December 31, 2020, considering the ongoing discussions with both the French tax authorities and Abbott:

-	the €1.2 million provision related to payroll tax for fiscal years 2016 and 2017 was reclassified as an accrued liability, as the consequence of the Notice of Recovery reception.
-	the accrued expense and related accrued income recognized in 2018 for €2.0 million remained unchanged

As of December 31, 2020, only potential additional late interests for the period from the AMR receipt to the 2020 closing date remained as a provision, as these interests are not claimed to date by the tax authorities.

Update for the first quarter of 2021

The net impact on the income statement for first quarter 2021 was solely relating to the recognition of potential additional late interest for the period.

CIR

CIR for fiscal years 2013 to 2015 (covered by the tax audit)

As of December 31, 2020, based on the ongoing discussions and the challenges lodged, the Company reassessed the maximum risk at €1.5 million in respect of the CIR for fiscal years 2013 to 2015, which correspond to the full amount challenged by the French tax authorities. As a consequence, additional provision was recorded in 2020 for €1.2 million.

On January 28, 2021, the Company received the mediator’s response granting a relief from the tax reassessment of €0.3 million corresponding to the part of the litigation relating to subcontracting considering that the operations of subcontracting carried out by the Company complied with the conditions set by recent decisions of the Council of State.

The relief was entirely recorded in the Company’s accounts as of December 31, 2020.

CIR for fiscal year 2017

In 2019, the Company had received 81% of the 2017 CIR, in an amount of €3.6 million relative to the €4.5 million initially requested. The Company filed a hierarchical appeal with the Regional Directorate of Public Finances (DRFiP) for the immediate reimbursement of the 2017 CIR part related to sub-contracting expenses, which is still unpaid for an amount of €0.7 million.

As of December 31, 2020, based on the ongoing discussions and the challenges lodged, the Company reassessed the maximum risk at €0.9 million for the fiscal year of 2017, which correspond to the full amount challenged by the French tax authorities. As a consequence, additional provision was recorded in 2020 for €0.7 million.

Update for the first quarter of 2021

In the first three months of 2021, the challenge procedure, mainly relating to the CIR for fiscal years 2013 to 2015 covered by the tax audit, was still ongoing and the Company is still awaiting a decision concerning the claims lodged with the French tax authorities. There were no significant developments during the period and the status of the proceedings remained unchanged.

As of March 31, 2021, based on the ongoing discussions with the French tax authorities, Inventiva maintained its assessment of the maximum tax adjustment risk in respect of the CIR for fiscal years 2013 to 2015 and 2017 to €2.4 million. No changes were recognized in the statement of income (loss) in the three months ended March 31, 2021.

Note 13.        Provisions for retirement benefit obligations

Retirement benefit obligations are determined based on the rights set forth in the national collective bargaining agreement for the French pharmaceutical industry (IDCC 176/Brochure 3104) and in accordance with IAS 19—Employee Benefits. These rights depend on the employee’s final salary and seniority within the Company at his/her retirement date.

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

(in thousands of euros)	March 31, 2021	December 31, 2020
Retirement benefit obligations	1,443	1,385
Obligation	1,443	1,385

Given the absence of plan assets at March 31, 2021 and December 31, 2020, the total amount of the provision corresponds to the estimated obligation at those dates.

Change in net provision

The change in the provision recorded in respect of defined benefit schemes breaks down as follows:

(in thousands of euros)	March 31, 2021	December 31, 2020
Provision at beginning of period	(1,385)	(1,127)
Expense for the period	(58)	(209)
Actuarial gains (losses) recognized in other comprehensive income	—	(49)
Provision at end of period	(1,443)	(1,385)

Breakdown of expense recognized for the period

(in thousands of euros)	March 31, 2021	December 31, 2020
Service cost for the period	(56)	(202)
Interest cost for the period	(1)	(8)
Benefits for the period	—	—
Plan curtailments and modifications	—	—
Total	(58)	(209)

Note 14.        Trade payables and other current liabilities

(in thousands of euros)	March 31, 2021	December 31, 2020
Trade payables	8,692	6,923
Other current liabilities	7,219	6,838
Trade payables and other current liabilities	15,910	13,761

In the first quarter of 2021, the increase in trade payables and other current liabilities are explained by the initiation of the Phase III clinical study of lanifibranor in NASH.

14.1.	Trade payables

Trade payables break down by payment date as follows:

(in thousands of euros)	March 31, 2021	December 31, 2020
Due in 30 days	8,497	6,834
Due in 30 - 60 days	194	89
Due in more than 60 days	—	—
Trade payables	8,692	6,923

No calculations have been made to discount trade payables to present value as payment is due within one year at the end of the reporting period.

14.2.	Other current liabilities

(in thousands of euros)	March 31, 2021	December 31, 2020
Employee-related payables	1,430	1,405
Accrued payroll and other employee-related taxes	1,100	1,375
Sales tax payables	847	753
Other accrued taxes and employee-related expenses	200	106
Other miscellaneous payables	3,198	3,198
Foreign currency forwards - Liabilities	443	—
Other current liabilities	7,219	6,838

No calculations have been made to discount other current liabilities to present value, as payment is due within one year of the end of the reporting period.

Other miscellaneous payables mainly correspond to the following items:

-	the accrued expenses to the French tax authorities of €1.9 million recognized in 2018 following receipt of the Notice of Recovery (AMR) with respect to payroll taxes, and
-	the accrued expenses for a total amount of €1.2 million (mark-up and delay interests as of December 31, 2019 included) following receipt on October 30, 2020 of the Notice of Recovery (AMR) with respect to payroll taxes for the fiscal years 2016 and 2017 .

In the first three months of 2021, Abbott, who was leading the defense strategy, decided not to conduct the appeal procedure with the Administrative Court of Lyon (Tribunal Administratif de Lyon) and the Company decided to align with this position.

the Company received the payment from Abbott of the €2.0 million corresponding to the maximum amount covered by the indemnity under the Additional Agreement. As a result, this current accrued income recorded in December 31, 2020 is entirely settled (see Note 8.2, “Other current assets and receivables”).

At the date of these financial statements, in accordance with the French tax authorities, the Company paid 1.8 million euros, including 1.3 million euros by offsetting VAT credit receivables (refer to Note 24. “Events after the reporting date”).

Accrued payroll and other employee-related taxes mainly relate to payables to social security and employee-benefit organizations such as URSSAF, KLESIA and APGIS for the first quarter of the year.

Other accrued taxes and employee-related expenses concern provisions for payroll taxes, such as professional training charges, apprenticeship tax and the employer’s contribution to construction investment in France.

Foreign currency forwards correspond to the fair value of the two contracts that have been entered into by the Company to protect against fluctuations in the exchange rate between the euro and the dollar up to 40 million dollars (refer to Note 21.2 “Commitments related to financing activities”).

Note	15. Financial assets and liabilities

The table below presents the carrying amount of financial assets and liabilities by IFRS 9 accounting category:

	At March 31, 2021
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at amortized cost	Financial assets carried at fair value through profit or loss	Liabilities carried at amortized cost	Fair value
Financial assets
Long term deposit accounts	2,743	2,743	—	—	2,743
Long-term security deposits	8	8	—	—	8
Current accrued income	92	92	—	—	92
Trade receivables	1	1	—	—	1
Other receivables	1,287	1,287	—	—	1,287
Foreign currency forwards - Assets	12	—	12	—	12
Cash and cash equivalents	107,806	107,806	—	—	107,806
Total assets	111,949	111,937	12	—	111,949
Financial liabilities
Long-term debt	10,075	—	—	10,075	10,075
Short-term debt	11	—	—	11	11
Foreign currency forwards - Liabilities	443	—	443	—	443
Trade payables	8,692	—	—	8,692	8,692
Other miscellaneous payables	3,198	—	—	3,198	3,198
Total liabilities	22,419	—	443	21,976	22,419

	At December 31, 2020
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at amortized cost	Financial assets carried at fair value through profit or loss	Liabilities carried at amortized cost	Fair value
Financial assets
Long-term deposit accounts	1,698	1,698	—	—	1,698
Long-term security deposits	8	8	—	—	8
Current accrued income	2,000	2,000	—	—	2,000
Short-term deposit accounts	7,336	7,336	—	—	7,336
Trade receivables	48	48	—	—	48
Other receivables	1,849	1,849	—	—	1,849
Foreign currency forwards	1,791	—	1,791	—	1,791
Cash and cash equivalents	105,687	105,687	—	—	105,687
Total assets	120,417	118,626	1,791	—	120,417
Financial liabilities
Long-term debt	10,037	—	—	10,037	10,037
Short-term debt	18	—	—	18	18
Trade payables	6,923	—	—	6,923	6,923
Other miscellaneous payables	3,198	—	—	3,198	3,198
Total liabilities	20,177	—	—	20,177	20,177

Note	16. Revenues and other income

(in thousands of euros)	Three months ended March 31, 2021	Three months ended March 31, 2020
Sales	74	87
Total revenues	74	87
CIR	50	849
Subsidies	3	0
Other	98	10
Total other income	152	858
Total revenues and other income	226	945

Note	17. Research and development, marketing—business development and general and administrative expenses

First quarter of 2021 (in thousands of euros)	Research and development expenses	Marketing—business development expenses	General and administrative expenses	Total
Disposables	(430)	—	—	(430)
Energy and liquids	(180)	—	—	(180)
Patents	(106)	—	—	(106)
Studies	(3,653)	—	—	(3,653)
Maintenance	(227)	—	—	(227)
Fees	(41)	(83)	(837)	(962)
IT systems	(167)	(2)	(13)	(182)
Support costs (including taxes)	—	—	(172)	(172)
Personnel costs	(1,959)	(48)	(713)	(2,720)
Depreciation, amortization and provisions	(188)	—	(41)	(228)
Other	(246)	(4)	(962)	(1,213)
Total operating expenses	(7,196)	(137)	(2,739)	(10,072)

First quarter of 2020 (in thousands of euros)	Research and development expenses	Marketing—business development expenses	General and administrative expenses	Total
Disposables	(313)	—	—	(313)
Energy and liquids	(165)	—	—	(165)
Patents	(66)	—	—	(66)
Studies	(2,854)	—	—	(2,854)
Maintenance	(193)	—	—	(193)
Fees	(63)	—	(386)	(449)
IT systems	(172)	(3)	(16)	(191)
Support costs (including taxes)			(83)	(83)
Personnel costs	(1,784)	(55)	(613)	(2,452)
Depreciation, amortization and provisions	(222)	—	(45)	(267)
Other	(226)	(6)	(403)	(636)
Total operating expenses	(6,059)	(65)	(1,546)	(7,669)

17.1.	Personnel costs and headcount

First quarter of 2021 (in thousands of euros)	Research and development expenses	Marketing—business development expenses	General and administrative expenses	Total
Wages, salaries and similar costs	(1,383)	(48)	(487)	(1,919)
Payroll taxes	(533)	—	(196)	(729)
Provisions for retirement benefit obligations	(40)	—	(17)	(56)
Share-based compensation expense	(3)	—	(13)	(16)
Total personnel costs	(1,959)	(48)	(713)	(2,720)

The Company had 95 employees at March 31, 2021.

First quarter of 2020 (in thousands of euros)	Research and development expenses	Marketing—business development expenses	General and administrative expenses	Total
Wages, salaries and similar costs	(1,084)	(53)	(393)	(1,530)
Payroll taxes	(472)	5	(164)	(631)
Provisions for retirement benefit obligations	(35)	—	(16)	(51)
Share-based compensation expense	(193)	(7)	(40)	(240)
Total personnel costs	(1,784)	(55)	(613)	(2,452)

The Company had 90 employees at March 31, 2020.

Note	18. Other operating income (expenses)

Other operating income (expenses) break down as follows:

(in thousands of euros)	Three months ended March 31, 2021	Three months ended March 31, 2020
Reversal of carryback	333	—
Total other operating income	333	—
Provision for risk on payroll taxes	(18)	(18)
IPO costs and follow-on offering costs (1)	(410)	(63)
Total other operating expenses	(428)	(81)
Other operating income (expenses)	(95)	(81)

(1)	In the first quarter of 2021, those costs mainly consist of insurance charges relating to the Public Offering of Securities Insurance in connection with the Company’s IPO on the Nasdaq Global Market in July 2020.

Note	19. Financial income and expenses

(in thousands of euros)	Three months ended March 31, 2021	Three months ended March 31, 2020
Income from cash and cash equivalents	1	10
Foreign exchange gains	3,683	10
Total financial income	3,684	20
Interest cost	(25)	(1)
Foreign exchange losses	—	(10)
Losses on fair value variation	(2,222)	—
Other financial expenses	(1)	(2)
Total financial expenses	(2,248)	(13)
Net financial income (loss)	1,435	7

In the first quarter of 2021, financial income is mainly related to foreign exchange gains generated by bank accounts in U.S. dollar and can be explained by the appreciation of the U.S. dollar against the euro over the period.

Financial charges mainly include the change in the fair value of foreign currency forward contracts.

Note	20. Income tax

The income tax calculation for interim periods is set out in Note 3.3 “Specific disclosure requirements for unaudited interim condensed consolidated financial statements”

The Company recorded a tax loss in the first quarter of 2021. As the recoverability of this tax loss is not considered probable in subsequent periods due to the uncertainties inherent in the Company’s business, no deferred tax assets were recognized in the financial statements as of March 31, 2021.

Note	21. Other financial information

21.1.	Commitments related to operational activities

Commitments given—financial instruments pledged as collateral

At March 31, 2021, three pledges over cash, for a total amount of €2.7 million were in place:

-	one pledge over cash of €0.7 million was granted by the Company on February 1, 2019, equivalent to 50% of the sum not covered by the indemnity to be received from the Abbott group under the Additional Agreement, and
-	in accordance with the initial undertaking, an additional pledge over cash of €1.0 million was granted by the Company on June 30, 2020, as the dispute to which the guarantee pertains remains unresolved.

These pledges were granted as part of the surety provided by the Company to the French tax authorities in connection with its tax disputes, in the form of a €3.4 million bank guarantee from Crédit Agricole. Besides:

-	one pledge over cash of €1.0 million was granted by the Company on January 6, 2021. Following the request for a stay of payment of the payroll tax for fiscal years 2016 and 2017, the Company carried out a guarantee to the tax authorities, in the form of a bank guarantee from Crédit Agricole.

Commitments given – Contracts CRO and CMO

-	Contract CRO with Spaulding

In December 2020, the Company entered into an agreement with Spaulding to conduct studies including the evaluation of the effect of multiple oral doses of lanifibranor and the assessment of the electrocardiogram parameters in healthy patients.

Following the amendment signed on April 1, 2021, the Company undertakes to pay for the services rendered by the CRO over the period from the signing of the contract to November 2021, for a total amount of $4.9 million.

As of March 31, 2021, the amount outstanding is $2.5 million.

-	Contract CRO with PRA

In April 2021, as part of the conduct of the Phase III clinical study in NASH, the Company has entered into an agreement, with retroactive effect in January 2021, with Pharmaceutical Research Associates Groupe B.V (PRA), acting as a CRO. The contract aims to support the regulatory approval of the product in adult patients in Europe and in the United States.

The Company undertakes to pay the services rendered (directly and indirectly) by the CRO over the next 7 years for a total budget of 201 million euros.

As of March 31, 2021, the amount remaining to be paid under the contract is 200 million euros.

-	Contract CMO with fisher Clinical Services

In March 2021, the Company entered into an agreement with Fisher Clinical Services to perform product packaging and distribution services for large-scale clinical studies, including Phase III studies in 25 countries around the world ( including 300 clinical centers).

The Company undertakes to pay for the services rendered by the CMO over the next 7 years for a total amount of 15 million euros.

As of March 31, 2021, the full amount remains due.

Commitments received—agreements concerning the provision of facilities

●	Agreement with Novolyze

On October 13, 2015, the Company signed a contract to make its premises and facilities available to Novolyze for a 36-month period beginning October 19, 2015. Pursuant to an amendment signed on October 19, 2016, the monthly rent was increased to €5 thousand as from November 1, 2017, with an annual rate of increase of 2%. Therefore, at March 31, 2021, the total commitment received amounted to €18 thousand and commitments relating to future payments amounted to €40 thousand.

•	Agreement with Genoway

On November 4, 2015, the Company signed a contract to make its premises and facilities available to Genoway for a three-year period beginning December 1, 2015. On July 1, 2017, the contract was amended and extended through June 30, 2019 and then renewable by tacit agreement for a period of three years, putting the next expiry date at June 30, 2022. The contract is no longer renewable for the period 2022 and will expire in June 2021 according to the Company’s estimate. The monthly rent was increased to €15 thousand as from December 1, 2017. Therefore, at March 31, 2021, the total commitment received amounted to €46 thousand and commitments relating to future payments amounted to €35 thousand.

•	Agreement with Synthecob

On March 21, 2016, the Company signed a contract to make its research equipment and services available to the company Synthecob for a two-year period beginning April 1, 2016. Pursuant to an amendment signed on January 1, 2017, the monthly rent was increased to €2.4 thousand until March 30, 2018 and then to €2.5 thousand. It was increased again to €2.7 thousand as from September 1, 2018. Therefore, at March 31, 2021, the total commitment received amounted to €8 thousand and commitments relating to future payments amounted to €34 thousand.

21.2 Commitments related to financing activities

At December 31, 2020, the Company completed three foreign currency forward contracts for a total amount of USD 60 million to protect its activity against exchange rate fluctuations between the euro and the dollar. As of March 31, 2021, the fair value of the three forward currency contracts was recognized in other current assets (€12 thousand) and other current liabilities (€443 thousand) on the balance sheet, respectively and through profit and loss as a counterparty. Their main characteristics are presented below:

in thousands of euros	Start date	Date of maturity	Counterpart	Currency	Amount
Commitments given
Forward in U.S. dollars payable	09/03/2020	05/14/2021	Société Générale	USD	20,000,000
Forward in U.S. dollars payable	09/08/2020	05/14/2021	Société Générale	USD	20,000,000
Forward in U.S. dollars payable	10/30/2020	05/14//2021	Crédit Agricole	USD	20,000,000
Commitments received
Forward in euros to be received	09/03/2020	05/14/2021	Société Générale	EUR	16,794,021
Forward in euros to be received	09/08/2020	05/14/2021	Société Générale	EUR	16,844,942
Forward in euros to be received	10/30/2020	05/14//2021	Crédit Agricole	EUR	17,001,020

21.3.	Related-party transactions

No new material transactions were concluded with related parties of the Company during the first quarter of 2021.

Note	22. Basic and diluted loss per share

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

(in thousands of euros)	Three months ended March 31, 2021	Three months ended March 31, 2020
Net loss for the period	(8,840)	(6,798)
Weighted average number of outstanding shares used for computing basic/diluted loss per share	38,602,670	29,033,063
Basic/diluted loss per share (in €)	(0.23)	(0.23)

As a loss was recorded in the first quarter of 2021, diluted earnings (loss) per share are the same as basic earnings (loss) per share. Share-based payment plans (BSAs, BSPCEs and AGAs) are not included as their effects would be anti-dilutive.

Note	23. Financial risk management

Through its business activities, the Company is exposed to various types of financial risk: foreign exchange risk, credit risk and liquidity risk.

The credit and liquidity risk factors are the same as those described in the financial statements prepared in accordance with IFRS for the year ended December 31, 2020, with the exception of the foreign exchange risk described below.

Exposure to foreign exchange risk

On July 15, 2020, the Company closed its initial public offering on the Nasdaq Global Market for aggregate gross proceeds of USD 107.7 million. With a significant proportion of its cash denominated in U.S. dollars, the nature and exposure of the Company to foreign exchange risk has therefore changed.

The Company decided not to immediately convert the entire cash obtained through the capital increase into euros, as some of that cash will be used to cover expenses denominated in US dollars over the coming years. Nevertheless, the Company incurs the majority of its expenses in euros and some of its USD cash resources may therefore have to be converted into euros in order to meet its business needs, thereby exposing the Company to foreign exchange risk.

At March 31, 2021, no more U.S. dollar cash resources have been reinvested in short-term deposit accounts.

In addition, the Company has taken the appropriate steps to ensure that hedging instruments can be put in place at any time to protect its activities against exchange rate fluctuations, whenever it deems necessary and in accordance with its investment policy.

At March 31, 2021, there are three foreign currency forward contracts outstanding for a total amount of $60 million. Unfavorable exchange rate fluctuations between the euro and the U.S. dollar, which are difficult to forecast, could affect the Company’s financial position. Foreign currency forwards contracts that have been entered into by the Company are aimed to protect against fluctuations in the exchange rate between the euro and the dollar up to $60 million. Forward currency forwards are recognized as a derivative financial instrument not qualified as a hedge within the meaning of IFRS 9. They are initially recorded on the balance sheet at fair value and upon subsequent recognition, the derivatives are measured at fair value and the resulting variations are recognized in financial income (refer to Note 21 “Commitments”).

The table below shows, at March 31, 2021, the sensitivity analysis of the Company’s assets denominated in U.S. Dollar under the reasonable assumption of a variation of 5% based on the exchange rate at the closing date, to which the Company is exposed:

(in thousands of euros)	Fair Value as of March 31, 2021	Impact of a 5% change in fair value
Cash and cash equivalents dominated in US Dollar	80,908	(3,853)

Note	24. Events after the reporting date

Regulation of the AMR following the tax audit on the payroll tax for the years 2013 to 2015

On February 11, 2021, the Company received formal notice to pay the amounts due to the French tax authorities under the AMR issued on August 17, 2018 for an amount of €1.9 million. On June 9, 2021, in accordance with the French tax authorities, the Company paid 1.8 million euros, including 1.3 million euros by offsetting VAT credit receivables. As a result, the Company made the settlement of €0.5 million.

Following this payment, the Company requested the tax authorities to release a part of the bank guarantee for €1.7 million, which has been provided in 2019 and corresponds to the amount settled. The Company is still awaiting the response.

New Long Term Incentive Plan (“LTI Plan”)

On April 16, 2021, the Board of Directors of the Company approved the allocation of an LTI plan, which is detailed as follows:

•	a total of 600,000 founder share warrants (BSPCE 2021) for the benefit of Mr. Frédéric Cren and Mr. Pierre Broqua as corporate officers of the Company

•	a total of 466,000 bonus share awards (AGA 2021) to certain Company employees

•	a total of 50,000 share warrants (BSA 2021) for the benefit of ISLS Consulting and David Nikodem, service providers of the Company

At the date of these financial statements, the impact relating to the application of IFRS 2 - Share-based payment on the Company’s financial statements is being assessed.

Unwinding of the three forward contracts

The three foreign currency forward contracts for a total amount of USD 60 million, contracted by the Company in 2020, aimed to protect its activity against exchange rate fluctuations between the euro and the dollar (refer to the Note 21.2 “Commitments related to financing activities”), have expired on May 14, 2021.

Initiation of Phase IIb of Cedirogant (ex-ABBV 157) announced by AbbVie

On May 5, 2021, following the encouraging results from the Phase Ib clinical study, AbbVie announced the launch of Phase IIb development of the Cedirogant clinical study in the second half of 2021.

In accordance with the terms of the collaboration agreement between Inventiva and AbbVie, the initiation of Phase IIb will generate a milestone to the Company to be received in the second half of 2021.